

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 13, 2017

Iuliia Gitelman
President
Lazex Inc.
68/29 Husitska St.
Zizkov, Prague
Czech Republic 13000

> **Re:** **Lazex Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 3, 2017**
> **File No. 333-214463**

Dear Ms. Gitelman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2016 letter.

General

1. We note your response to our comment 1 and continue to believe that you meet the definition of a shell company. Please describe in greater detail the "various other activities" you have undertaken with respect to your operations. To the extent you are able to provide us with information detailing your substantive operations—beyond your investigation of market demand and preliminary negotiations with potential customers—please do so. We note the disclosure in your registration statement that you do not have sufficient capital to commence operations.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications